Exhibit 99.1

Lombard Medical Announces 2014 Second Quarter and Six-Month Financial Results Conference Call and Release Date

IRVINE, Calif. & LONDON--(BUSINESS WIRE)--August 4, 2014--Lombard Medical, Inc (Nasdaq: EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAA), today announced that it will release its 2014 second quarter and six-month financial results after the market closes on Monday, August 11, 2014. In conjunction with the release, the company will host a conference call with the investment community at 4:30 p.m. Eastern Time on Monday, August 11, 2014, to discuss the financial results and other business developments.

Interested parties may access the live conference via telephone by dialing (877) 407-4018 (U.S.) or (201) 689-8471 (International). To listen to the live call via Lombard Medical’s website, go to www.lombardmedical.com, in the Events and Presentations section. A replay of the presentation will be available following the presentation in the Events and Presentations section of the website at www.lombardmedical.com.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company’s lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with U.S. commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

CONTACT:
Lombard Medical, Inc.
Simon Hubbert, +1-949-379-3750
Chief Executive Officer
or
Ian Ardill, +44 (0)1235 750 800
Chief Financial Officer
or
Pure Communications
Matthew H Clawson, +1-949-370-8500
matt@purecommunicationsinc.com
or
FTI Consulting (UK)
Simon Conway or Victoria Foster Mitchell, +44 (0)20 3727 1000